

September 15, 2011

<u>Via E-mail</u>
Mr. Karey L. Witty
Chief Financial Officer
Healthspring, Inc.
9009 Carothers Parkway
Suite 501
Franklin, TN  37067

**Re:    Healthspring, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2010**
**Filed February 25, 2011**
**File No. 001-32739**

Dear Mr. Witty:

We have limited our review of your filing to those issues we have addressed in our comment.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response.  If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment or information you provide in response to the comment, we may have additional comments.

<u>Item 9A.  Controls and Procedures, page 70</u>

1. Please amend your filing to provide management's annual report on internal controls over financial reporting consistent with the requirements set forth in Item 308(a) of Regulation S-K.  Specifically, the report must contain:

   - A statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting; and
   - Management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the registrant's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. This discussion must include disclosure of any material weakness in the registrant's internal control over financial reporting identified by management. Management is not permitted to conclude that the registrant's internal control over financial reporting is effective if there are one or more material weaknesses in the registrant's internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding the comments.   In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant